UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 12, 2021

VEREIT, INC.
VEREIT OPERATING PARTNERSHIP, L.P.
(Exact name of Registrant as specified in its charter)

Maryland	001-35263	45-2482685
Delaware	333-197780	45-1255683
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2325 E. Camelback Road, 9th Floor
Phoenix,	AZ	85016
(Address of principal executive offices, including zip code)

(800)	606-3610
(Registrant’s telephone number, including area code)
________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:
Title of each class:		Trading symbol(s):	Name of each exchange on which registered:
Common Stock	$0.01 par value per share (VEREIT, Inc.)	VER	New York Stock Exchange
6.70% Series F Cumulative Redeemable Preferred Stock	$0.01 par value per share (VEREIT, Inc.)	VER PRF	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

VEREIT, Inc.		VEREIT Operating Partnership, L.P.
Emerging growth company	☐	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
VEREIT, Inc. ☐ VEREIT Operating Partnership, L.P. ☐

Item 5.07.    Submission of Matters to a Vote of Security Holders.

On August 12, 2021, VEREIT, Inc. (“VEREIT” or the “Company”) held its Special Meeting of Stockholders (the “Special Meeting”). As of July 8, 2021, the record date for the Special Meeting, there were 229,149,616 common shares of the Company issued and outstanding and entitled to vote at the Special Meeting. Stockholders holding a majority of the common shares of the Company entitled to vote were present (virtually) or represented by proxy at the Special Meeting, constituting a quorum for all matters presented at the Special Meeting.

The following is a brief description of each matter voted upon at the Special Meeting and a statement of the number of votes cast for or against and the number of abstentions and broker non-votes with respect to each matter, as applicable. The matters listed below are described in more detail in the joint proxy statement/prospectus filed by the Company with the U.S. Securities and Exchange Commission on June 29, 2021.

Proposal No. 1: A proposal to approve the merger of VEREIT with and into Rams MD Subsidiary I, Inc. (“Merger Sub 1”), with Merger Sub 1 continuing its existence as a wholly owned subsidiary of Realty Income Corporation (“Realty Income”), on the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of April 29, 2021, as amended, by and among VEREIT, VEREIT Operating Partnership, L.P., Realty Income, Merger Sub 1 and Rams Acquisition Sub II, LLC (the “VEREIT Merger Proposal”)

The Company’s stockholders approved the VEREIT Merger Proposal as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
185,302,897	194,110	324,907	—

Proposal No. 2: A proposal to approve, by advisory (non-binding) vote, the compensation that may be paid or become payable to the named executive officers of VEREIT in connection with the merger of VEREIT with and into Merger Sub 1 (the “VEREIT Compensation Proposal”)

The Company’s stockholders approved the VEREIT Compensation Proposal as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
179,429,050	5,804,479	588,385	—

Proposal No. 3: A proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the VEREIT Merger Proposal, if there are insufficient votes at the time of such adjournment to approve such proposal (the “VEREIT Adjournment Proposal”)

The Company’s stockholders approved the VEREIT Adjournment Proposal as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
172,071,452	13,391,271	359,191	—

No other proposals were submitted to a vote of the Company’s stockholders at the Special Meeting.

Item 7.01.    Regulation FD Disclosure.

On August 12, 2021, VEREIT and Realty Income issued a joint press release attached hereto as Exhibit 99.1 and incorporated by reference herein, announcing the results of the Special Meeting and the special meeting of stockholders of Realty Income.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release Issued August 12, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VEREIT, INC.

By:	/s/ Lauren Goldberg
Name:	Lauren Goldberg
Title:	Executive Vice President, General Counsel and Secretary

VEREIT OPERATING PARTNERSHIP, L.P.
By: VEREIT, Inc., its sole general partner

By:	/s/ Lauren Goldberg
Name:	Lauren Goldberg
Title:	Executive Vice President, General Counsel and Secretary

Date: August 12, 2021